# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QumulusAI, Inc., CIK 0002084026
CUSIP: 74906Q102
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 817 W PEACHTREE STREET NW, SUITE 935, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001809628

## Reporting persons
- Alder Opportunity, LP: type of reporting person: partnership (PN); citizenship or place of organization: Georgia (GA); sole voting power 0; shared voting power 1,856,079; sole dispositive power 0; shared dispositive power 1,856,079; aggregate amount beneficially owned 1,856,079 (5.7% of the class)
  Comment: The 1,856,079 shares noted above consists of 1,856,079 shares held of record by Alder Opportunity, LP. Craig Heiser, manager of Alder Opportunity, LP, exercises sole voting and investment control over the shares beneficially owned by Alder Opportunity, LP and disclaims beneficial ownership of such shares.
  
  The 5.7% noted above is based on 32,867,931 shares of Common Stock of the Issuer outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, dated July 14, 2026.
- Craig Heiser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,856,079; sole dispositive power 0; shared dispositive power 1,856,079; aggregate amount beneficially owned 1,856,079 (5.7% of the class)
  Comment: The 1,856,079 shares noted above consists of 1,856,079 shares held of record by Alder Opportunity, LP. Craig Heiser, manager of Alder Opportunity, LP, exercises sole voting and investment control over the shares beneficially owned by Alder Opportunity, LP and disclaims beneficial ownership of such shares.
  
  The 5.7% noted above is based on 32,867,931 shares of Common Stock of the Issuer outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, dated July 14, 2026.

## Item 1. Issuer
Name of issuer: QumulusAI, Inc.
Address of issuer's principal executive offices: 817 W PEACHTREE STREET NW, SUITE 935, ATLANTA, GEORGIA, 30308.

## Item 2. Person Filing
Name of person filing:
Alder Opportunity, LP
Craig Heiser
Address of principal business office or, if none, residence:
The principal address for Alder Opportunity, LP and Craig Heiser is:
3600 Dallas Highway, Suite 230-350, Marietta, Georgia 30064
Citizenship:
Alder Opportunity, LP?s place of organization is Georgia.
Craig Heiser is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Alder Opportunity, LP and Craig Heiser: The information required by Item 4(a) is set forth in Row 9 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.
Percent of class: Alder Opportunity, LP and Craig Heiser: The information required by Items 4(b) is set forth in Row 11 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.
Sole power to vote or to direct the vote: Alder Opportunity, LP and Craig Heiser: The information required by Items 4(c) is set forth in Rows 5-8 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.
Shared power to vote or to direct the vote: Alder Opportunity, LP and Craig Heiser: The information required by Items 4(c) is set forth in Rows 5-8 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Alder Opportunity, LP and Craig Heiser: The information required by Items 4(c) is set forth in Rows 5-8 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Alder Opportunity, LP and Craig Heiser: The information required by Items 4(c) is set forth in Rows 5-8 of Alder Opportunity, LP's and Craig Heiser's cover pages and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alder Opportunity, LP: /s/ Craig Heiser, Manager (07/29/2026)
- Craig Heiser: /s/ Craig Heiser, Craig Heiser (07/29/2026)